CYNGN INC.

1015 O’Brien Dr.

Menlo Drive, CA 94025

October 19, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

Re:	Cyngn Inc.
Registration Statement on Form S-1, as amended File No. 333-259278
Initially Filed September 3, 2021

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), Cyngn Inc. (the “Registrant”) hereby requests that the United States Securities and Exchange Commission take appropriate action to accelerate the effective date of the above-referenced registration statement (the “Registration Statement”) so as to become effective on Tuesday, October 19, 2021, at 4:00 p.m. Eastern Time, or as soon thereafter as practicable. Once the Registration Statement has been declared effective, please confirm orally that event with our counsel, Sichenzia Ross Ference LLP., by calling Marcelle Balcombe at 212-930-9700.

Very truly yours,

/s/ Lior Tal
Lior Tal
Chief Executive Officer